Exhibit 1

GLOSSARY OF SELECTED TERMS

Accounting year	The company’s fiscal year in which the accounts are recorded. Because of the time required to transmit information for a given period of cover, the ceding company’s accounting year may differ from that of the reinsurer. For reinsurers such as SCOR wishing to calculate their results more rapidly, estimates are made for the accounts of ceding companies for the last quarter or quarters not yet received at closing date.

Actuarial analyses; actuarial models	Evaluation of risks in order to attempt to assure that premiums and loss reserves adequately reflect expected future loss experience and claims payments; in evaluating risks, mathematical models are used to predict future loss experience and claims payments based on past loss ratios and loss development patterns and other relevant data and assumptions.

Accident year	The accounting year, in which loss events occur, regardless of when the losses are reported, booked or paid.

Additional reserves	Reserves set aside by the reinsurer over and above the amount indicated by the insurer. They are intended to cover claims incurred but not reported (IBNR), and underestimated claims (IBNER – incurred but not enough reserved).

Adverse development	Losses for which estimations of ultimate incurred losses and allocated LAE are proven inadequate. Increases in incurred losses as a result of adverse development are recognized in financial statements in the period of the change.

Alternative risk transfer, ART	A concept covering the financing of risks through programmes other than the traditional insurance, using a combination of capital markets, investment banking, and reinsurance.

Attachment point	The amount of losses above which excess of loss reinsurance becomes operative.

Bancassurance; Bank insurance	The sale, marketing and promotion of insurance products by banks. Initially appeared in Europe in the 1980’s, the term extended over the years to describe relationships between insurance companies and banks whereby the banks’ network of branches, contacts and/or marketing or client information are used to distribute Property-Casualty and personal insurance products manufactured and administrated by insurance companies.

Broker distribution	Reinsurance that is marketed and sold to ceding companies through reinsurance brokers.

Capacity	Maximum amount of insurance or reinsurance available to cover risks for a company or for an entire market. An insurer’s capacity generally depends on its share capital and reserves, and on its premium income.

Case reserves	Loss reserves established with respect to individual reported claims.

Casualty insurance	Insurance which is primarily concerned with the losses caused by injuries to third persons (in other words, persons other than the policyholder) and the legal liability imposed on the insured resulting there from.

Catastrophe equalization reserves	Premium revenue deferred to future periods to provide against future catastrophes.

Ceded; cedent; ceding company	When a company reinsures its risk with another, it “cedes” business and is referred to as the “ceding company,” the “cedent” or the “reinsured”.

Class of business	A homogeneous category of insurance. Since 1985, French reinsurers have utilized a uniform presentation that distinguishes between life, fire, crop hail, credit and surety, other risks, third party liability, motor, marine and aviation classes. The last eight of these form the general class of Property-Casualty business. English-speaking markets generally distinguish between Casualty (liability insurance) and Property (damage to goods).

Combined ratio	A combination of the underwriting expense ratio and the loss and LAE ratio, determined in accordance with GAAP. A combined ratio below 100% generally indicates profitable underwriting prior to the consideration of investment income. A combined ratio over 100% generally indicates unprofitable underwriting prior to the consideration of investment income.

Credit and surety insurance	Credit insurance provides cover against loss to a supplier caused by customer insolvency. Surety insurance is a commitment to a bondholder to substitute for his debtor in case of default by the latter.

Decennial insurance	Decennial insurance provides cover to building owners and construction companies against losses caused by structural defects in new buildings resulting from inherent defects in design, construction or the materials employed. In a number of countries, including France, such coverage is required as a matter of law. It is generally granted for a period of ten years after the completion of construction.

Deposit	Amount deposited to guarantee the reinsurer’s commitment vis-a-vis the ceding company. Cash deposits generally earn interest at a rate agreed at the time of writing the business. Income from securities deposited accrues to the reinsurer.

Direct distribution	Reinsurance that is marketed and sold directly to ceding companies without the assistance of brokers or other intermediaries.

Earned premiums	Amount of premium (calculated on a risk exposure or time apportion basis) corresponding to the expired portion of risk or time for which the reinsured policy(ies) was/were in effect.

Excess of loss reinsurance	A generic term describing reinsurance which indemnifies the reinsured against all or a specified portion of losses on underlying insurance contracts in excess of the ceding company’s retention. Also known as non-proportional reinsurance.

Expense ratio; underwriting expense ratio	Operating expenses as a percentage of net premiums earned.

Facultative reinsurance	The reinsurance of all or a portion of the insurance provided by a single contract. Each contract reinsured is separately negotiated.

Gross premiums written	Total premiums for insurance written and reinsurance assumed during a given period.

Group policy	A single insurance policy that provides cover against death, accident and sickness for several persons forming a homogeneous group, generally belonging to a single company or association.

Incurred but not reported reserves (“IBNR”)	Loss reserves for estimated losses and LAE, which have been incurred, but which have not yet been reported to the insurer or reinsurer.

Loss	Event that triggers insurance cover. An event or series of events arising from a particular cause which gives rise to an insured or reinsured loss. Depending on the wording of the reinsurance agreement, such “event” may also include continuous exposure to conditions giving rise to losses, which may be generated under certain forms of Casualty insurance coverage. For coverage purposes, particularly under Catastrophe Excess agreements, the definition of occurrence may be restricted or expanded to include claims within a certain period of time (e.g. 72 hours) as one occurrence.

Loss experience	Ratio of total cost of claims for the year to total earned premiums.

Loss adjustment expenses (“LAE”)	The expenses of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs.

Loss ratio; loss and LAE ratio	Losses and LAE incurred as a percentage of net premiums earned.

Loss reserves	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Loss reserves are established for losses and LAE, and consist of case reserves and IBNR reserves.

Low or working layer excess of loss reinsurance	Reinsurance that absorbs the losses immediately above the reinsured’s retention layer. A low layer excess of loss reinsurer will pay up to a certain monetary amount at which point a higher layer reinsurer or the ceding company will be liable for additional losses. Also known as working layer reinsurance.

Morbidity	The relative incidence of disability or sickness due to disease or physical impairment.

Mortality	The relative incidence of death of life insureds or annuitants.

Net premiums earned	The portion of net premiums written during or prior to a given period that is recognized for accounting purposes as income during such period.

Net premiums written	Gross premiums written for a given period less premiums ceded to retrocessionaires during such period.

Non-proportional reinsurance	Reinsurance contract written to protect the ceding company from all or part of claims in excess of a specified amount retained (priority). Also called Excess of Loss or Stop Loss reinsurance.

Probable maximum loss (“PML”)	The estimated anticipated maximum loss, taking into account ceding company and contract limits, caused by a single catastrophe affecting a broad contiguous geographic area, such as that caused by a hurricane or earthquake of such a magnitude that it is expected to recur once during a given return period, such as every 50, 100 or 200 years.

Primary insurer	An insurance company that issues insurance contracts to the public generally or to certain non-insurance entities.

Property insurance	Insurance that provides coverage to a person with an insurable interest in tangible property for that person’s property loss, damage or loss of use.

Pro rata reinsurance	A generic term describing all forms of reinsurance in which the reinsurer shares a proportional part of the original premiums and losses of the reinsured. (Also known as proportional reinsurance, which includes quota share and surplus share reinsurance.)

Pure premium	Premium equal to the statistical estimate of the risk covered by the insurer.

Reinstatement	A provision in an excess of loss reinsurance contract, particularly catastrophe and clash covers, that provides for reinstatement of a limit which had been reduced by the occurrence of a loss or losses. The number of times that the limit can be reinstated varies, as does the cost of the reinstatement.

Reinstatement premiums	Additional premiums charged under certain excess of loss reinsurance contracts to restore coverage to original coverage amounts after a loss.

Reinsurance	The practice whereby one party, called the reinsurer, in consideration of a premium paid to it, agrees to indemnify another party, called the reinsured or ceding company, for part or all of the liability assumed by the reinsured under a contract or contracts of insurance which it has issued. However, the legal rights of the insured generally are not affected by the reinsurance transaction and the insurance enterprise issuing the insurance contract remains liable to the insured for payment of policy benefits. The reinsured may be referred to as the original or primary insurer, the direct writing company, or the ceding company.

Retention; retention level	The amount or portion of risk which an insurer or reinsurer retains for its own account. Losses in excess of the retention level are paid by the reinsurer or retrocessionaire. In proportional treaties, the retention may be a percentage of the original contract’s limit. In excess of loss business, the retention is a fixed monetary amount of loss, a loss ratio or a percentage of the loss.

Retrocession	A transaction whereby a reinsurer cedes to another reinsurer (the “retrocessionaire”) all or part of the reinsurance it has assumed. Retrocession provides reinsurers with benefits similar to those which reinsurance provides to ceding companies. Retrocession does not legally discharge the ceding reinsurer from its liability with respect to its obligations to the reinsured.

Tail	The period of time that elapses between either the writing of the applicable insurance or reinsurance policy or the loss event (or the insurer’s or reinsurer’s knowledge of the loss event) and the payment in respect thereof. A “short-tail” product is one where ultimate losses are known comparatively quickly; ultimate losses under a “long-tail” product are sometimes not known for many years.

Treaty reinsurance	The reinsurance of a specified type or category of risks defined in a reinsurance agreement (a “treaty”) between a primary insurer or other reinsured and a reinsurer. Typically, in treaty reinsurance, the primary insurer or reinsured is obligated to offer and the reinsurer is obligated to accept a specified portion of all such type or category of risks originally written by the primary insurer or reinsured.

Underwriting	The insurer or reinsurer’s process of reviewing applications submitted for insurance or reinsurance coverage to determine whether to accept all or part of the coverage requested and determining the applicable rates, terms and conditions.

Underwriting capacity	The maximum amount that an insurance or reinsurance company can underwrite. The limit is generally determined by the company’s retained earnings and investment capital. Reinsurance serves to increase a company’s underwriting capacity by reducing its exposure from particular risks.

Underwriting cycle	Pattern in which property and casualty insurance and reinsurance premiums, profits and availability of coverage rise and fall over time.

Underwriting expenses	The aggregate of policy acquisition costs, including commissions, and that portion of administrative, general and other expenses attributable to underwriting activities.

Underwriting year	An underwriting year reinsurance contract reinsures losses incurred on underlying insurance policies that begin at any time during the reinsurance contract term. This means, for example, that, if both the underlying insurance contracts and the reinsurance contract have twelve-month terms, the reinsurance contract will cover underlying losses occurring over a twenty-four month period.

Unearned premium	The portion of a premium allocated to the unexpired portion of the contract term as of a certain date.

U.S. Generally Accepted Accounting Principles (“U.S. GAAP”)	United States accounting principles as set forth in opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants and/or in statements of the Financial Accounting

Standards Board and/or their respective successors and which are applicable in the circumstances as of the date in question.

Working layer excess of loss	See “low or working layer excess of loss reinsurance”.

Written premiums	Premiums recorded in the accounts that the insurer transmits to the reinsurer. They are divided into two parts: earned premiums, which appear on the credit side of the operating statement; and unearned premiums, which appear as a reserve under liabilities in the balance sheet.